EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Net Income	$1,175	$3,027	$5,131	$7,012

Weighted average common shares — basic	11,122,472	11,250,350	11,119,933	11,215,496

Effect of dilutive securities:
Stock options	190,120	229,050	189,282	229,050

Weighted average common shares — diluted	11,312,592	11,479,400	11,309,215	11,444,546

Basic Earnings Per Share	$0.11	$0.27	$0.46	$0.63

Diluted Earnings per Share	$0.10	$0.26	$0.45	$0.61

45